Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated September 15, 2006, in the Registration Statement (Form S-4) and related Prospectus of Skilled Healthcare Group, Inc. for the registration of $200,000,000 of its 11% Senior Subordinated Notes due 2014, expected to be filed on or about October 6, 2006.

/s/ Ernst & Young LLP

Orange County, California
October 2, 2006